Exhibit (c) (iii)

Materials Presented by Gleacher & Co LLC

To The

Combined Board

PROJECT JUNGLE

Presentation to the Combined Board

Revised Draft of Presentation Delivered On
September 5, 2001

Strictly Private & Confidential

PROJECT JUNGLE

Introduction

• We understand that Tiger and Eagle (as the respective companies are known to us) propose to enter into an Offer Agreement pursuant to which (i) Eagle shall commence an exchange offer to acquire all of the outstanding common shares of Tiger (the “Offer”) and (ii) Eagle and Tiger agree to effectuate a subsequent corporate reorganization.

• Tiger’s Combined Board has asked for Gleacher & Co.’s opinion as to whether the consideration to be received by Tiger’s shareholders in the Offer, as provided for in the Offer Agreement (the “Consideration”), is fair, from a financial point of view, to such shareholders (other than Eagle and its affiliates).

• This presentation summarizes financial and other analyses conducted by Gleacher & Co. pertaining to such transaction.

• In rendering our opinion, we have reviewed materials, conducted analyses and made assumptions as more fully described in the opinion letter included in Appendix F to this presentation.

PROJECT JUNGLE

Summary of Terms

Transaction Structure:
The transaction is to be structured as an exchange offer pursuant to which each outstanding share of Tiger common stock tendered into the offer would be exchanged for the Fixed Offer Price or the Contingent Offer Price (as described below).

Purchase Price:
Shareholders to elect (i) the Fixed Offer Price of $7.50 per share or (ii) the Contingent Offer Price of $ 6.00 per share plus one contingent value right (“CVR”), subject to proration. Each CVR entitles the holder to a maximum payout of $4.50 in 2005 provided certain cumulative revenue thresholds are achieved (as described below).

Transaction Value:	Implied fully-diluted equity value of $779.8 million assuming no value ascribed to CVR; $974.6 million assuming the present value of the maximum CVR payout of $4.50, discounted at 12.0%.(1)

Consideration:	Consideration for up-front payments to be 100% Eagle Common Stock. Consideration for the CVR payout to be 100% cash.

Exchange Ratio Mechanism:
Exchange Ratio for those shareholders electing the Fixed Offer Price or Contingent Offer Price, respectively, is obtained by dividing $7.50 or $6.00 by the average of the closing sales prices of the Eagle Common Stock for the twenty consecutive trading days ending with the third trading day immediately preceding the closing, subject to a collar as described below. (2)

Exchange Ratio Collar:	The average Eagle Common Stock price used in the denominator of the Exchange Ratio calculation above shall not be less than $16.69 or more than $23.68.(2) There is no “walk-away” provision.

Contingent Value Rights:
Based on the cumulative Revenue (as defined in the Offer Agreement) achieved by Tiger’s business during the three-year measuring period commencing on the later of the first day of the first month subsequent to the closing of the Offer or February 1, 2002, each CVR entitles the holder to the following payout:

Cumulative Revenue	CVR Payout per Share

# $1.0 billion	$ 0
$1.0 – $1.6 billion	$0 – $4.50 (prorated)
$ $1.6 billion	$ 4.50

(1) Equity Values include implied value of Tiger shares owned by Eagle, valued at the weighted average purchase price of non-Eagle common shares.

(2) Exchange Ratio mechanism and collar are illustrated on page 4.

PROJECT JUNGLE

Summary of Terms (Cont.)

Proration:
Shareholder elections will be prorated such that, of the 95.1 million Tiger common shares not owned by Eagle, 56.2 million shall receive the Contingent Offer Price and 39.0 million shall receive the Fixed Offer Price.

Support Agreement:
Entities directly or indirectly owned by the Landa Family Trust to agree formally to support the transaction (through a commitment to tender and the granting of voting proxies) and to grant to Eagle options for their shares exercisable at the Contingent Offer Price.

Accounting:	Purchase Accounting.

Tax Treatment:	To be structured as a taxable transaction.

Treatment of Stock Options and Warrants:	Tiger stock options and warrants to be rolled, at an implied $7.50 per common share valuation, into Eagle stock options and warrants with substantially equivalent terms and conditions.

Termination Fee:
$27 million (plus a maximum of $2 million of expenses) payable in the event that the Tiger Board withholds or withdraws its recommendation of the Eagle acquisition proposal, approves or recommends a competing acquisition proposal, or solicits other acquisition proposal offers and in certain other situations as more fully detailed in the Offer Agreement.

PROJECT JUNGLE

Summary of Terms (Cont.)

Illustration of Fixed Offer Exchange Ratio Mechanism

Exchange Ratio
0.4750
0.4625
0.4500
0.4375
0.4250
0.4125
0.4000
0.3875
0.3750
0.3625
0.3500
0.3375
0.3250
0.3125
0.3000
Per Share Value
$8.75
$8.50
$8.25
$8.00
$7.75
$7.50
$7.25
$7.00
$6.75
$6.50
$14.50
$15.00
$15.50
$16.00
$16.50
$17.00
$17.50
$18.00
$18.50
$19.00
$19.50
$20.00
$20.50
$21.00
$21.50
$22.00
$22.50
$23.00
$23.50
$24.00
$24.50
$25.00
$25.50
$26.00
$26.50
Eagle 20-Day Average Share Price Prior to Closing
Exchange Ratio
Per Share Value

PROJECT JUNGLE
Purchase Price Summary
($ in Millions, Except per Share; Shares in Thousands)

	Assuming No Value Ascribed to CVR	Assuming $3.00 of Value Ascribed to CVR (1)
Common Shares:
Contingent Offer Price per Share	$ 6.00	$ 9.00
Common Shares to receive Contingent Offer Price (2)	56,151	56,151
Value of Contingent Offer	$ 336.9	$ 505.5
Fixed Offer Price per Share	$ 7.50	$ 7.50
Common Shares to receive Fixed Offer Price (2)	38,961	38,961
Value of Fixed Offer	$ 292.2	$ 292.2

Purchase Price of Common Shares	$ 629.1	$ 797.7

Options and Warrants:
Purchase Price	$ 7.50	$ 7.50
Options and Warrants (3)	16,483	16,483
Gross Purchase Price	$ 123.6	$ 123.6
Less: Option and Warrant Proceeds (3)	(71.0)	(71.0)
Net Purchase Price of Options and Warrants	$ 52.6	$ 52.6

Purchase Price of Fully-Diluted Equity	$ 681.8	$ 850.3
Plus: Implied Value of Eagle shares (4)	98.0	124.2
Implied Fully-Diluted Equity Value	$ 779.8	$ 974.6
Plus: Debt (5)	17.7	17.7
Less: Cash (5)	(60.0)	(60.0)

Implied Aggregate Value	$ 737.5	$ 932.3

 (1) Assuming present value of maximum CVR payout of $4.50, discounted at 12.0%

(2) Tiger common shares as of 09/04/01, per Tiger Management. Allocation between Fixed Offer and Contingent Offer pursuant to terms of Offer Agreement.

(3) Tiger in-the-money option and warrant counts and option and warrant exercise prices as of 09/04/01, per Tiger Management.

(4) Value of Tiger common shares owned by Eagle implied by weighted average purchase price of common shares.

(5) As of 09/04/01, per Tiger Management.

PROJECT JUNGLE

Purchase Price Summary (Cont.)
($ in Millions, Except per Share)

Assuming No Value Ascribed to CVR

Weighted Average Purchase Price (1) $ 6.61			Aggregate Value (2)	$ 737.5

Implied Premium to Closing Price Prior to:			Aggregate Value /
	09/05/01	05/31/01
			LTM Revenues (3)	4.13x
1 Day	24.6%	32.3%	2001E Revenues (4)	3.74
1 Week	4.2%	34.4%	2002E Revenues (4)	2.99
4 Weeks	10.2%	51.4%	2002E EBITDA (4)	40.8

60 Days	9.3%	65.4%
90 Days	35.0%	41.1%	Equity Value (5)	$779.8

52-Week High	(14.3%)	(15.3%)	Equity Value / Book Value (6)	6.6x
52-Week Low	111.7%	111.7%

(1) Weighted Average Purchase Price per common share, excluding Tiger common shares owned by Eagle. 05/31/01 represents date of commencement of Tiger share repurchase program.

(2) Represents Equity Value (see note 5 below) plus total debt minus cash and equivalents as of 09/04/01, per Tiger Management.

(3) “LTM” represents Latest Twelve Months ended 06/30/01.

(4) Projected operating figures provided by and/or prepared with the assistance of Tiger Management. EBITDA represents earnings before interest, taxes, depreciation and amortization.

(5) Based on purchase price of fully converted shares, net of option and warrant proceeds.

(6) Book Value represents Shareholder’s Equity as of 06/30/01.

PROJECT JUNGLE

Purchase Price Summary (Cont.)
($ in Millions, Except per Share)

Assuming $3.00 of Value Ascribed to CVR

Weighted Average Purchase Price (1)		$ 8.39	Aggregate Value (2)	$ 932.3

Implied Premium to Closing Price Prior to:			Aggregate Value /
	09/05/01	05/31/01
			LTM Revenues (3)	5.22x
1 Day	57.9%	67.7%	2001E Revenues (4)	4.73
1 Week	32.1%	70.5%	2002E Revenues (4)	3.77
4 Weeks	39.8%	91.9%	2002E EBITDA (4)	51.5

60 Days	38.6%	109.7%
90 Days	71.2%	78.9%	Equity Value (5)	$974.6

52-Week High	8.7%	7.3%	Equity Value / Book Value (6)	8.2x
52-Week Low	168.4%	168.4%

(1) Weighted Average Purchase Price per common share, excluding Tiger common shares owned by Eagle. 05/31/01 represents date of commencement of Tiger share repurchase program.

(2) Represents Equity Value (see note 5 below) plus total debt minus cash and equivalents as of 09/04/01, per Tiger Management.

(3) “LTM” represents Latest Twelve Months ended 06/30/01.

(4) Projected operating figures provided by and/or prepared with the assistance of Tiger Management. EBITDA represents earnings before interest, taxes, depreciation and amortization.

(5) Based on purchase price of fully converted shares, net of option and warrant proceeds.

(6) Book Value represents Shareholder’s Equity as of 06/30/01.

PROJECT JUNGLE

Methodology Overview
  Gleacher & Co. has performed a number of analyses to assess the fairness, from a financial point of view, of the Consideration provided for in the Offer Agreement. These analyses include:

Historical Trading Analysis:	An analysis of the historical stock prices of Tiger and Eagle common stock for selected dates and periods of time, and a comparison of the Exchange Ratios of the Offer to the implied historical exchange ratio.

Comparable Company Analysis:	An analysis of the current trading multiples of selected publicly held companies that we deemed relevant, and a comparison of the implied purchase multiples of the Offer and the trading multiples of Eagle to such data.

Precedent Transaction Analysis:	An analysis of the multiples and premiums paid in selected public change of control transactions that we deemed relevant, and a comparison of the implied purchase multiples and premiums of the Offer to such data.

Premiums Paid Analysis:	A review of the premiums paid in a broad group of selected public change of control transactions in the technology sector, and a comparison of the implied purchase premiums of the Offer to such data.

Discounted Cash Flow Analysis:	A theoretical analysis of the present equity value per share of projected free cash flows for Tiger. The projections for Tiger used in our analysis were provided by and/or prepared with the assistance of Tiger Management (see Appendix A).

Discounted Equity Value Analysis:	A theoretical analysis of the present value per share of a projected equity value for Tiger. The projections for Tiger used in our analysis were provided by and/or prepared with the assistance of Tiger Management (see Appendix A).

  Gleacher & Co. notes that the preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Gleacher & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

PROJECT JUNGLE
Historical Trading Analysis

LTM Indexed Stock Price Performance(1)

(1) As of 09/04/01.

PROJECT JUNGLE

Historical Trading Analysis (Cont.)

3-Year Indexed Stock Price Performance(1)

400%
350%
300%
250%
200%
150%
100%
50%
0%
Stock Price as a Percentage of Beginning Stock Price
09/04/98
10/16/98
11/27/98
01/08/99
02/19/99
04/02/99
05/14/99
06/25/99
08/06/99
09/17/99
10/29/99
12/10/99
01/21/00
03/03/00
04/14/00
05/26/00
07/07/00
08/18/00
09/29/00
11/10/00
12/22/00
02/02/01
03/16/01
04/27/01
06/08/01
07/20/01
08/31/01
Eagle
Index of Comparable Companies
S&P 500

(1) As of 09/04/01.

PROJECT JUNGLE
Historical Trading Analysis (Cont.)

(1) As of 09/04/01. Contingent and fixed offer exchange ratios assume Eagle share price of $18.87.

PROJECT JUNGLE
Historical Trading Analysis (Cont.)

                                                 3-Year Implied Historical Exchange Ratio(1)

0.450
0.425
0.400
0.375
0.350
0.325
0.300
0.275
0.250
0.225
0.200
0.175
0.150
0.125
0.100
0.075
0.050
0.025
0.000
Exchange Ratio
09/04/98
10/16/98
11/27/98
01/08/99
02/19/99
04/02/99
05/14/99
06/25/99
08/06/99
09/17/99
10/29/99
12/10/99
01/21/00
03/03/00
04/14/00
05/26/00
07/07/00
08/18/00
09/29/00
11/10/00
12/22/00
02/02/01
03/16/01
04/27/01
06/08/01
07/20/01
08/31/01
Tiger / Eagle Implied Exchange Ratio
Average Exchange Ratio (0.1281)
Contingent Offer Exchange Ratio (0.3180)
Fixed Offer Exchange Ratio (0.3975)

(1) As of 09/04/01. Contingent and fixed offer exchange ratios assume Eagle share price of $18.87.

PROJECT JUNGLE

Historical Trading Analysis (Cont.)

			Exchange Ratio

	Average Share Price (2)			Fixed Offer
				Premium
Day / Period (1)	Tiger	Eagle	Average (2)	to Average

09/04/01	$ 5.31	$ 18.87	0.2814	41.2%

5 Days	6.13	22.81	0.2694	47.5%

10 Days	6.23	23.74	0.2628	51.2%

15 Days	6.27	23.95	0.2623	51.5%

30 Days	6.20	24.48	0.2537	56.7%

60 Days	5.86	25.71	0.2294	73.2%

90 Days	5.50	26.67	0.2088	90.3%

180 Days	4.91	29.20	0.1727	130.2%

252 Days	5.04	33.38	0.1585	150.7%

(1) Multiple-day intervals measured in consecutive trading days ending 09/04/01.

(2) Represents closing price (and implied exchange ratio) for the date indicated and average closing price (and average implied exchange ratio) for the intervals indicated.

PROJECT JUNGLE

Comparable Company Analysis
  Summarized below are the current trading multiples of thirteen selected publicly held companies that Gleacher & Co. deemed relevant (the “Comparable Companies”).
	Aggregate Value / Revenues

	LTM	2001E	2002E	Agg. Value / 2002E EBITDA	Equity Value / Book Value
Comparable Companies:

High	2.87x	2.11x	1.50x	12.7x	3.2x

Low	0.29	0.24	0.24	2.6	0.7

Mean	1.05	0.98	0.87	7.5	1.6

Median	1.02	0.99	0.80	7.6	1.3

Tiger:

CVR @ $0	4.13x	3.74x	2.99x	40.8x	6.6x

CVR @ $3.00	5.22	4.73	3.77	51.5	8.2

PROJECT JUNGLE

Comparable Company Analysis (Cont.) (a)(1)
($ in Millions)

	(Disc.) / Prem. To		Market Value		Aggregate Value / Revenues			Aggregate Value / EBITDA			Equity Value / LTM

Company	LTM High	LTM Low	Equity	Aggregate	LTM	2001E	2002E	LTM	2001E	2002E	Net Inc.	Book Val.	LTM EBITDA Margin	L-T Growth Rate

Agfa (2)	(46.6%)	5.3%	$1,867	$2,892	0.64x	0.65x	0.62x	4.5x	NA	NA	10.9x	1.3x	14.1%	11.8%
Canon (3)	(29.5%)	11.6%	27,590	27,860	1.17	1.10	1.08	7.5	6.6x	6.0x	20.3	2.4	15.5%	11.1%
Creo (4)	(53.3%)	11.9%	824	707	1.03	1.07	NA	4.9	NA	NA	NM	1.2	21.0%	NA
Heidelberg	(24.7%)	9.3%	4,158	4,348	0.91	0.90	0.80	6.9	6.9	5.8	16.1	1.9	13.3%	16.0%
Koenig & Bauer	(20.7%)	21.3%	328	274	0.29	0.24	0.24	3.5	2.8	2.6	6.8	1.1	8.1%	11.0%
Komori	(25.6%)	16.6%	930	989	1.15	1.11	1.03	10.5	9.1	8.3	15.0	0.8	11.0%	16.6%
NUR Macroprinters (5)	(63.3%)	46.7%	82	107	0.78	0.89	0.74	8.0	9.1	5.0	18.0	2.0	9.7%	NA
Oce (6)	(40.7%)	8.7%	866	1,977	0.68	0.68	0.69	4.9	NA	NA	7.3	1.0	13.9%	7.0%
Presstek	(63.3%)	34.5%	270	287	2.87	2.11	1.50	20.5	12.2	7.7	49.8	3.2	14.0%	20.0%
Ricoh (7)	(30.2%)	17.3%	11,077	14,808	1.15	1.06	1.00	10.3	8.9	7.6	23.8	2.3	11.1%	12.5%
Scitex (8)	(56.2%)	5.9%	238	260	1.02	0.99	NA	9.4	8.8	NA	NM	0.7	10.9%	15.0%
Xeikon (9)	(88.3%)	73.0%	61	100	0.65	0.70	0.60	NM	NM	12.7	NM	1.0	NM	NA
Xerox	(49.5%)	149.3%	6,704	22,168	1.25	1.23	1.27	17.6	12.7	11.5	NM	2.0	NM	11.2%

			High		2.87x	2.11x	1.50x	20.5x	12.7x	12.7x	49.8x	3.2x	21.0%	20.0%
			Low		0.29	0.24	0.24	3.5	2.8	2.6	6.8	0.7	8.1%	7.0%
			Mean		1.05	0.98	0.87	9.0	8.6	7.5	18.7	1.6	13.0%	13.2%
			Median		1.02	0.99	0.80	7.8	8.9	7.6	16.1	1.3	13.3%	12.1%

Tiger
CVR @ $0			$780	$738	4.13x	3.74x	2.99x	NM	NM	40.8x	NM	6.6x	NM	NA
CVR @ $3.00			975	932	5.22	4.73	3.77	NM	NM	51.5	NM	8.2	NM	NA

(a) Please refer to numbered notes on following page.

PROJECT JUNGLE

Comparable Company Analysis (Cont.)

Notes

(1)	All figures adjusted for unusual and non-recurring items. Pricing information as of 09/04/01. Projected operating figures from Wall Street research analyst reports. Projected operating figures calendarized for comparability.

(2)	Balance sheet as of 12/31/00, except for shareholder’s equity which is as of 03/31/01. Quarterly depreciation and amortization estimated using 2000 annual results. Not pro forma for acquisitions of Pantak, Quadrat NV, Rich. Seifert & Co., and Talk Technology due to immateriality.

(3)	2000 revenues restated to reflect recently adopted accounting standards for sales recognition.

(4)	Investment in unconsolidated subsidiary included in cash balance. Historical results pro forma for acquisition of Creo.

(5)	2000 results not pro forma for Salsa Digital acquisition as data is not available. Quarterly depreciation and amortization estimated using 2000 annual results.

(6)	Balance sheet as of 12/31/00, as recent data is not available. Not pro forma for acquisition of Computer Gesellschaft Konstanz, as data is not available.

(7)	Not pro forma for acquisition of Lanier due to immateriality.

(8)	Debt balance estimated according to notes to financial statements. EPS estimate from CIBC as IBES is not available. 2000 results pro forma for the sale of Scitex’s Digital Preprint business to Creo. Quarterly and 2001E depreciation and amortization estimated using 2000 results.

(9)	2001E and 2002E depreciation and amortization estimated using 2000 results.

PROJECT JUNGLE

Precedent Transaction Analysis

· Summarized below are the multiples and premiums paid in eight selected public change of control transactions that Gleacher & Co. deemed relevant (the “Precedent Transactions”).

			Premium Paid to Target’s Closing Price Prior to Announcement Date(1):
		Agg. Value / LTM Revenues	Equity Value / Book Value	One Day	One Week	Four Weeks

Precedent Transactions:

	High	4.62x	5.0x	80.2%	81.8%	58.7%

	Low	0.26	1.5	43.9	58.1	27.0

	Mean	1.44	3.0	62.1	69.9	42.9

	Median	1.17	2.7	62.1	69.9	42.9

Tiger:

	CVR @ $0	4.13x	6.6x	32.3%	34.4%	51.4%

	CVR @ $3.00	5.22	8.2	67.7	70.5	91.9

(1) Premiums only available for two of the eight Precedent Transactions. Tiger premiums are prior to 05/31/01, the date of the commencement of Tiger’s stock repurchase program.

PROJECT JUNGLE

Precedent Transaction Analysis (Cont.) (a)(1)
($ in Millions)

						Premium Paid to Target’s
		Transaction Value				Closing Price Prior to Annc. Date (2):

Annc.Date	Target / Acquiror	Equity	Aggregate	Agg. Val. /LTM Revenues	Equity Val. / Book Value	One Day	One Week	Four Weeks

05/18/00	Salsa Digital / NUR Macroprinters (3)	$ 30	$30	0.90x	3.9x	NM	NM	NM

01/17/00	Scitex (Pre-Print) / Creo (4)	NA	537	1.09	NM	NM	NM	NM

09/22/99	Tektronix (Color Printing) / Xerox (5)	NA	950	1.31	NM	NM	NM	NM

02/11/98	Idanit Technologies / Scitex (6)	NA	60	4.62	NM	NM	NM	NM

07/25/96	Linotype-Hell AG / Heidelberg (7)	153	152	0.26	1.5	43.9%	58.1%	27.0%

04/30/96	Rockwell International (Graphic Systems) / Investor Group (8)	NA	600	0.86	NM	NM	NM	NM

03/30/96	Scitex / Investor Group (9)	1,077	933	1.24	1.5	80.2%	81.8%	58.7%

09/21/95	Imaje SA / Dover (10)	219	212	1.25	5.0	NM	NM	NM

			High	4.62x	5.0x	80.2%	81.8%	58.7%
			Low	0.26	1.5	43.9%	58.1%	27.0%
			Mean	1.44	3.0	62.1%	69.9%	42.9%
			Median	1.17	2.7	62.1%	69.9%	42.9%

	Tiger / Eagle

	CVR @ $0	$ 780	$738	4.13x	6.6x	32.3%	34.4%	51.4%

	CVR @ $3.00	975	932	5.22	8.2	67.7%	70.5%	91.9%

(a) Please refer to numbered notes on following page.

PROJECT JUNGLE

Precedent Transaction Analysis (Cont.)

Notes

(1)	All figures adjusted for unusual and non-recurring items.

(2)	Tiger premiums are prior to 05/31/01, the date of commencement of Tiger share repurchase program.

(3)	Balance sheet data and LTM revenues as of 12/31/99.

(4)	LTM revenues as of 12/31/99.

(5)	LTM revenues as of 08/28/99.

(6)	Purchase price and LTM revenues per Scitex press release dated 02/11/98.

(7)	Figures converted at DEM/USD of 1.4864 as of 07/25/96.

(8)	Purchase price information per Rockwell press release dated 04/30/96. LTM revenues as of 03/31/96.

(9)	Balance sheet information and LTM revenues as of 03/31/96. Transaction value calculated using the investor group’s revised offer of $25 per share, announced on 04/28/96. Unaffected prices assume announcement date of 03/30/96. The announced deal never closed.

(10)	Balance sheet data and LTM revenues as of 06/30/95. Figures converted at FRF/USD of 4.943. Source: Dover Corp. 8-K dated 09/29/95

PROJECT JUNGLE

Premiums Paid Analysis(1)

  Summarized below are the premiums paid in a broad group of selected public change of control transactions in the technology sector, with transaction values greater than $100 million, announced during 2000 and 2001.
	Premium Paid to Target’s Closing Price Prior to Announcement Date(2):

	One Day	One Week	Four Weeks

Precedent Transactions:

Mean	35.1%	42.8%	54.5%

Median	31.5	36.4	49.5

Tiger:

CVR @ $0	32.3%	34.4%	51.4%

CVR @ $3.00	67.7	70.5	91.9

(1)	As provided by Securities Data Corp, as of 09/04/01. Reflects approximately 225 transactions announced since 01/01/00 for which data are available.
(2)	Tiger premiums are prior to 05/31/01, the date of the commencement of Tiger’s stock repurchase program.

PROJECT JUNGLE

Discounted Cash Flow Analysis(1)

Assumptions

  The DCF Analysis is based on projected financial information provided by and/or prepared with the assistance of Tiger Management (see Appendix A).

  The DCF Analysis consists of a theoretical analysis of the present equity value per share of projected free cash flows for Tiger.

  Terminal EBITDA multiples reflect a number of factors and are consistent with the Comparable Company Analysis presented herein.

  Discount rates reflect a number of factors including a weighted average cost of capital analysis.

  Tiger management has also provided a downside case, for which the implied equity value per share is also set forth below.(2)
Base Case - Equity Value Per Share				Downside Case - Equity Value Per Share

	Terminal EBITDA Multiple(3)				Terminal EBITDA Multiple(3)

Discount Rate	8.0x	9.0x	10.0x	Discount Rate	8.0x	9.0x	10.0x

12.0%	$5.16	$5.64	$6.12	12.0%	$2.96	$3.23	$3.49
12.5	5.08	5.55	6.02	12.5	2.92	3.18	3.44

13.0	5.00	5.46	5.92	13.0	2.87	3.13	3.38

(1)	Valuation as of 09/06/01; based on projected free cash flows for remainder of 2001 and for projected fiscal years 2002 through 2005, provided by and/or prepared with the assistance of Tiger Management (see Appendix A).
(2)	The Tiger Management downside case (based on reduced revenue growth rates) was prepared solely for the purpose of the DCF analysis. All other analyses herein use the Tiger Management base case.
(3)	Applied to 2005E EBITDA.

PROJECT JUNGLE

Discounted Equity Value Analysis

Assumptions

  The Discounted Equity Value (“DEV”) Analysis is based on projected financial information provided by and/or prepared with the assistance of Tiger Management (see Appendix A).
  The DEV Analysis consists of a theoretical analysis of the present value per share of the projected equity value for Tiger at the end of 2003 and 2004, derived from Net Income valuation multiples applied to projected 2003 and 2004 Net Income, respectively.

  Net Income Multiples reflect a number of factors and are consistent with the comparable company analysis presented herein.

  Discount rates reflect a number of factors including an equity cost of capital analysis.
Equity Value Per Share				Equity Value Per Share

	2003 Net Income Multiple				2004 Net Income Multiple

Discount Rate	18.0x	20.0x	22.0x	Discount Rate	18.0x	20.0x	22.0x

12.0%	$3.28	$3.62	$3.97	12.0%	$5.38	$5.96	$6.52
12.5	3.24	3.59	3.93	12.5	5.30	5.87	6.43
13.0	3.21	3.55	3.89	13.0	5.23	5.79	6.34

PROJECT JUNGLE

Eagle – Business Description
($ in Millions)

Eagle is a leading global provider of computing and imaging solutions and services for business and home. Prior to the impact of its recently announced acquisition (detailed on the following pages), Eagle’s business description is as follows.

Division	Overview	LTM Revenues

Imaging and Printing Services	Provides laser and inkjet printers (both monochrome and color), copiers, scanners, all-in-one devices, personal color copiers and faxes, digital senders, wide- and large-format printers, print servers, network-management software, networking solutions, digital photography products, imaging and printing supplies, imaging and software solutions, and related professional and consulting services.	$19,825

Computing Systems	Provides a broad range of computing systems for the enterprise, commercial and consumer markets. The products and solutions range from mission-critical systems and software to personal computers for business and home. Major product lines include UNIX and PC servers, desktop and mobile personal computers, workstations, software solutions and storage solutions.	19,287

IT Services	Provides consulting, education, design and installation services, ongoing support and maintenance, proactive services like mission-critical support, outsourcing and utility- computing.	7,568

Segment Contribution (By LTM Revenues)	Geographic Mix (By 2000 Revenues)

PROJECT JUNGLE	PRELIMINARY DRAFT

Eagle – Summary of Announced Acquisition of Cougar

On September 3, 2001, Eagle and Cougar announced a definitive merger agreement under which Eagle is to acquire
Cougar in a deal valued at approximately $25 billion (as of announcement).

Transaction Summary

•	The merger will create an $87 billion global technology company capable of delivering a complete set of IT products and services for both businesses and consumers.

•	The announced transaction value implies a premium to Cougar shareholders of approximately 19% based on the 08/31/01 closing share price.

•	The transaction is expected to be accretive to pro forma EPS in 2003, the first full fiscal year of operations.

•

The merger is expected to improve the Company’s overall cost structure, generating cost synergies of approximately $2.0 billion in fiscal 2003. Fully realized synergies are expected to reach a run rate of approximately $2.5 billion by mid-fiscal 2004.

•	The transaction is expected to close in the first half of 2002.

Deal Terms

•	The deal is to be structured as a stock-for-stock transaction.

- Eagle will issue 0.6325 Eagle shares for each share of Cougar.

- Eagle shareholders will own 64% of the combined company, with Cougar shareholders owning the remaining 36%.

•	The transaction will be accounted for using the purchase accounting method.

•	The transaction is expected to be tax-free for shareholders of both companies.
•	Five Cougar directors will join Eagle’s board as part of the deal. Carly Fiorina will be Chairman and CEO of the new company, and Michael Capellas will serve as President.

PROJECT JUNGLE	PRELIMINARY DRAFT

Eagle – Summary of Announced Acquisition of Cougar (Cont.)

Overview of the Combined Company

Based on both companies’ last four reported fiscal quarters, the new company will have approximate pro forma assets of $56.4 billion, annual revenues of $87.4 billion dollars and operating earnings of $3.9 billion.

The new company will be structured around four operating units:

-	A $20 billion Imaging and Printing franchise to be led by Vyomesh Joshi, currently president, Imaging and Printing Systems, of Eagle.

-	A $29 billion Access Devices business to be led by Duane Zitzner, currently president, Computing Systems, of Eagle.

-	A $23 billion IT Infrastructure business, encompassing servers, storage and software, to be led by Peter Blackmore, currently executive vice president, Sales and Services, of Cougar.

-	A $15 billion Services business with approximately 65,000 employees in consulting, support and outsourcing to be led by Ann Livermore, currently president, Eagle Services.

Eagle LTM Revenue Mix	Cougar LTM Revenue Mix	Pro Forma LTM Revenue Mix

Total: $47 Billion	Total: $40 Billion	Total: $87 Billion

The combined company will be headquartered in Palo Alto and retain a significant presence in Houston, which will be a key strategic center of engineering and product development.
The combined company will have operations in more than 160 countries and over 145,000 employees.

PROJECT JUNGLE	PRELIMINARY DRAFT

Eagle – Research Community Reaction to Announced Acquisition of Cougar

Date	Firm	Comments

09/04/01	A.G. Edwards
  We are neutral / slightly bearish on this deal. Although many benefits were cited by management, our experience with large mergers in the technology area suggests that caution is indicated. Becoming number one in PCs while this business is saturated in the United States is hardly an eminent position.

We reiterate our maintain rating on shares of Eagle.

09/04/01	Goldman Sachs
  We are generally positive in that we believe it represents one of the best alternatives for Eagle under a difficult set of circumstances. We have stated numerous times that we were concerned about Eagle’s apparent lack of choices under which it could effectively grow its principal businesses into sustainable leadership positions. The promise of this combination is a company that will have more value-added or leverage in each of the areas of focus.

  Notwithstanding, the execution challenges are immense. Both Eagle and Cougar have been facing formidable challenges in assimilating multiple technologies and changing distribution methodologies while at the same time dealing with slowing demand patterns and a more competitive environment.

09/04/01	Prudential Securities
  While clearly a good value, we view the deal as potentially negative for Eagle shares. Specifically, we worry about the integration risks of such a sizeable deal and the revenue and profit mix implications of this shift towards the low-end.

  We are concerned that Eagle’s embedded revenue assumptions may be overly aggressive. The accretion is predicated on Eagle’s ability to realize targeted cost savings and given the potential revenue pressures and dilution to GM, the pace and magnitude of opex reductions will be critical to Eagle’s ability to drive targeted accretion.

09/04/01	UBS Warburg
  We do not like this deal. We are downgrading Eagle and Cougar to a Hold rating (from Buy). We do not like doing this at current valuation levels when the stocks are already under large macro-economic pressure, but we feel the deal makes little sense for long term investors.

  While Eagle is selling near an all time low of just 77% of FY01 pro forma revenues, we find the pro forma revenue mix of Eagle to be far less attractive. Imaging has fallen from 43% of revenues to 24%, while PC hardware has increased from 21% to 31%. While it is possible that an upswing in the macro-economic environment could bolster Eagle’s earnings outlook – we do not find the strategic rationale of this merger to be attractive. We are reducing our 12-month price target for Eagle from $ 37.50 to $18.00, representing 0.7x our combined company 12-months sales of $76B.

PROJECT JUNGLE	PRELIMINARY DRAFT

Eagle – Summary Statistics (1)
($ in Millions, Except per Share; Shares in Millions)

Valuation					Estimated LTM Operating Figures / Trading Multiples

								Hypothetical
	Eagle	Cougar (@ Est. Trans.	Hypothetical Eagle		Eagle (As-is)			Eagle (Pro Forma)
	(As-is)	Value)	(Pro Forma)		Figure	Multiple		Figure (2)	Multiple

Current Share Price	$18.87	$11.94	$18.87	Revenues	$46,965	0.83	x	$87,400	0.66	x

Primary Shares Outstanding	1,943.5	1,694.0	3,015.0	Est. EBITDA (3)	$3,565	11.0		$6,759	8.6
Fully Diluted Options	12.2	16.2	22.4	Margin	7.6%			7.7%

Fully Diluted Shares Outstand	1,955.7	1,710.2	3,037.4
				Est. EBIT	$2,129	18.4		$3,900	14.8
Fully Diluted Equity Value	$36,905	$20,412	$57,316	Margin	4.5%			4.5%
Plus: Debt	5,523	2,084	7,607
Less: Cash	(3,240)	(3,829)	(7,069	Net Income	$2,111	17.5		NA	NA

Aggregate Value	$39,188	$18,667	$57,854	Margin	4.5%			NA

				EPS	$1.05	18.0		NA	NA

				Book Value	$13,869	2.7		$25,611	2.2

(1) All figures adjusted to exclude unusual and nonrecurring items, unless otherwise noted.

(2) Per Eagle press release dated 09/04/01.

(3) Pro forma EBITDA assumes pro forma EBIT plus stand-alone Depreciation and Amortization figures.

PROJECT JUNGLE
Eagle -- Price Performance

                                                 LTM Price-Volume Performance(1)

(1) As of 09/04/01.

PROJECT JUNGLE

Eagle – Price Performance (Cont.)

3-Year Price-Volume Performance(1)

(1) As of 09/04/01.

PROJECT JUNGLE
Eagle -- Price Performance (Cont.)

                                                LTM Relative Price Performance(1)

140%
120%
100%
80%
60%
40%
20%
Stock Price as a Percentage of Beginning Stock Price
09/04/00
09/18/00
10/02/00
10/16/00
10/30/00
11/13/00
11/27/00
12/11/00
12/25/00
01/08/01
01/22/01
02/05/01
02/19/01
03/05/01
03/19/01
04/02/01
04/16/01
04/30/01
05/14/01
05/28/01
06/11/01
06/25/01
07/09/01
07/23/01
08/06/01
08/20/01
09/03/01
Eagle
Index of Comparable Companies
S&P 500

(1) As of 09/04/01. Index of Comparable Companies includes Canon, Compaq, Dell, IBM, Lexmark, Sun Microsystems, Xerox.

PROJECT JUNGLE
Eagle -- Price Performance (Cont.)

                                                 3-Year Relative Price Performance(1)

(1) As of 09/04/01. Index of Comparable Companies includes Canon, Compaq, Dell, IBM, Lexmark, Sun Microsystems, Xerox.

PROJECT JUNGLE

Eagle – Trading Volume Analysis

Period (1)	Average Daily Volume	Implied Trading Days to Liquidate Position (2)

5 Days	3,788,740	8.9

10 Days	4,140,830	8.1

15 Days	4,596,787	7.3

30 Days	5,227,277	6.5

60 Days	5,286,037	6.4

90 Days	5,980,673	5.6

180 Days	6,927,342	4.9

253 Days	7,778,214	4.3

(1) Measured in consecutive trading days leading up to but excluding 09/04/01.

(2) Assuming 33.7 million Eagle shares are issued to Tiger common shareholders (approximately 1.7% of pro forma Eagle common shares outstanding). Excludes options and warrants.

PROJECT JUNGLE

Tiger – Summary Statistics (1)
($ in Millions)

	Historical FYE 12/31,			LTM	Projected FYE 12/31,

	1998	1999	2000	06/30/01	2001	2002	2003	2004	2005

Income Statement Data:
Net Sales	$ 147.4	$ 145.0	$164.8	$178.7	$ 197.3	$247.0	$ 309.0	$ 386.2	$ 482.8

EBITDA (2)	6.2	3.8	(4.1)	(1.0)	3.3	18.1	36.5	61.0	93.4
Less: Depreciation & Amortization	(8.1)	(5.1)	(6.2)	(6.2)	(7.9)	(8.8)	(9.8)	(10.9)	(12.1)

EBIT	($1.9)	($1.4)	($10.3)	($7.3)	($4.6)	$9.3	$26.7	$50.1	$ 81.3

Net Income	($14.5)	($12.5)	($20.4)	($7.9)	($4.6)	$9.3	$26.7	$50.1	$ 81.3

Cash Flow Statement Data:
Capital Expenditures	$6.7	$8.2	$11.3	$ 12.3	$11.8	$ 9.0	$ 10.0	$ 11.0	$ 12.0
Increase in Working Capital (3)	NA	12.2	2.0	NA	3.7	5.7	7.1	8.9	11.1

Balance Sheet Data:
Working Capital (3)	$4.7	$17.0	$18.9	$ 28.3	$22.7	$ 28.4	$ 35.5	$ 44.4	$ 55.5
Shareholder’s Equity	-	-	-	118.5	-	-	-	-	-

Assumptions:
Sales Growth	NM	(1.6% )	13.6%	NM	19.7%	25.2%	25.1%	25.0%	25.0%
EBITDA Margin	4.2%	2.6%	NM	NM	1.7%	7.3%	11.8%	15.8%	19.3%
D&A as a % of Net Sales	5.5%	3.5%	3.8%	3.5%	4.0%	3.6%	3.2%	2.8%	2.5%
EBIT Margin	NM	NM	NM	NM	NM	3.8%	8.6%	13.0%	16.8%
Capital Expenditures as a % of Sales	4.6%	5.6%	6.9%	6.9%	6.0%	3.6%	3.2%	2.8%	2.5%
Working Capital as a % of Sales	3.2%	11.7%	15.8%	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%

(1) Provided by and/or prepared with the assistance of Tiger Management.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization.

(3) Working Capital represents current assets (excluding cash and deferred taxes) minus current liabilities (excluding short-term debt).

PROJECT JUNGLE

Tiger – Comparable Company Descriptions

Company	Description

Agfa	Agfa manufactures cameras and image processing supplies and equipment. The Company produces film and digital cameras, film processors, scanners, chemicals, prepress and offset printing equipment, and medical radiology and computer imaging systems. In 1999, Graphic Systems accounted for 41% of the Company’s revenues, Photographic Systems, 38% and Technical Imaging Systems, 29%.

Creo	Creo creates computer-to-plate systems. The Company was formed in 1993 as an electro-optical developer that produced imaging technology for the data storage and printed circuit board industries. In 1993, the Company focused its efforts and technological innovations on the graphic arts industry. Precision mechanics, electronics and optics specialists developed hardware that used laser technology to reproduce high-resolution images on film. This film was then used to expose printing plates. Formed in April 2000 by uniting the digital prepress and print-on-demand initiatives of Creo Products Inc. and Scitex Corporation Ltd., CreoScitex now operates as the principal division of Creo Products Inc. and is a provider of solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software.

Canon	Canon’s principal operations are carried out through the following divisions: Office Machines (copying machines, laser beam and bubble jet printers, image scanners and personal copying machines); Cameras (single-lens reflex cameras, compact cameras, digital cameras, video camcorders, LCD projectors and lenses); and Optical Equipment (semiconductor production equipment medical equipment, broadcasting equipment, and consumables). Office Machines accounted for 79% of fiscal 2000 revenues; Cameras, 12%; and Optical Equipment, 9%.

Heidelberg	Heidelberg designs, manufactures, and markets commercial printing presses, text and digital imaging systems, and paper and document handling machinery used to bind, fold, and insert materials. In 2001, Heidelberg’s Sheet-Fed division accounted for 63% of net revenues; Web Systems, 15%; Digital, 14%; and Finishing, 8%.

Koenig & Bauer	Koenig & Bauer designs, manufactures and markets commercial printing machinery such as web presses for publication rotogravure and security printing; web offset presses for the printing of commercial products, books and telephone directories; and sheet-fed presses for offset, gravure and security printing.

PROJECT JUNGLE

Tiger – Comparable Company Descriptions (Cont.)

Company	Description

Komori	Komori manufactures offset printing machines and equipment and specializes in sheet-fed offset presses and computerized printing systems. Operations are carried out through the following divisions: offset printing machines, which accounted for 83% of 2000 revenues; other printing machines, 11%; and parts / repairs / other, 6%. The Company markets its presses through subsidiaries in the United States, Canada and the United Kingdom.

NUR Macroprinters	NUR Macroprinters develops, manufactures, markets and services wide format and super wide format inkjet printing systems. The Company’s printers are used for on-demand, short-run, wide format (up to 1.8 meters (6 feet), WF) and superwide format (over 1.8 meters, SWF) printing. The Company also supplies inks and print substrates essential to the operation of its printers.

Océ	The principal operations of Oce are divided into three segments: Wide Format Printing Systems, Document Printing Systems, and Production Printing Systems. The Wide Format Printing Systems division encompasses large format printers, copiers, scanners, folders and scanning, printing and archiving software for the printing sector and other technical applications. The Document Printing Systems division consists of copiers, printers, scanners, server software, application software and consultancy for offices and electronic data processing environments. The Production Printing Systems division offers continued feed printers and cutsheet printers for banks and public utilities; printers and finishing equipment for publishers; and wide format rolls, color copier supplies, toners and document management services for governments and non-profit organizations. Wide Format Printing accounted for 28% of the Company’s 2000 Revenues; Document Printing, 48% and Production Printing, 24%.

Presstek	Presstek is a manufacturer, developer and marketer of non-photographic, digital imaging and printing plate technologies for the printing and graphic arts industries. Presstek’s products and applications incorporate its patented, proprietary Pearl and DI digital imaging technologies and utilize Pearl consumables for computer-to-plate (CTP) and direct-to-press applications.

Ricoh	Established in 1936, the Company is a leading global manufacturer of office automation equipment. Its lineup includes copiers, printers, fax machines, personal computers and related supplies, digital and conventional cameras, CD-Recordable and CD-Rewritable drives and media and advanced electronic devices. The Company has 303 consolidated subsidiaries worldwide.

PROJECT JUNGLE

Tiger – Comparable Company Descriptions (Cont.)

Company	Description

Scitex	Scitex designs, develops, manufactures, markets and supports digital graphics communications products and solutions. These operations principally comprise two related businesses, digital printing and digital preprint, together with certain Internet-related communications products and services, operating within a single industry. The Company’s digital printing operations are comprised of the wholly owned Scitex Digital Printing, Inc. and Scitex Wide Format Printing Ltd., its holdings in Aprion Digital Ltd. and the Karat Digital Press joint venture. On April 4, 2000, Creo Products Inc. acquired the Company’s digital preprint and print-on-demand operations. Its digital preprint products, now produced and marketed by the CreoScitex division of Creo, comprised the products of the Company’s former Input Systems and Output Systems divisions, as well as the products of Iris Graphics, Inc., a developer and manufacturer of color digital inkjet printers and proofing systems.

Xeikon	Xeikon is a developer and manufacturer of color and black & white digital printing systems for professional applications. The Company’s systems and related consumables are designed to meet the quality, speed, reliability, cost variable content and on-demand requirements of the global digital printing market. The Company’s digital color presses are used by commercial printers, photo engravers, graphic design bureaus and in-house production departments of large companies. The Company’s digital black & white presses, which use a proprietary “magnetography” technology, are most suited for heavy duty variable data applications such as direct mail and transactional printing, security printing and on-demand printing such as books-on-demand. The Company’s systems permit end-users to print files on demand, directly from digital data without the time-consuming preparation of films, and plates and press setup, which are needed by traditional print methods.

Xerox	Xerox Corporation is primarily engaged in the global document market selling equipment and providing document solutions including hardware, services and software that enhance productivity and knowledge sharing. The Company distributes its products in the western hemisphere through divisions and wholly owned subsidiaries. In Europe, Africa, the Middle East, India and parts of Asia, the Company distributes through Xerox Limited and related companies. The Company’s activities encompass developing, manufacturing, marketing, servicing and financing a complete range of document processing products, solutions and services designed to make organizations around the world more productive.

PROJECT JUNGLE

Tiger – Precedent Transaction Target Descriptions

Company	Description

Salsa Digital	Salsa Digital Group is engaged in the development, manufacturing and selling of digital printing systems for on-demand, short run, wide format and super wide format printing, and also in the selling of related consumable products. In 1978, Sign-Tech, the predecessor of the Group, was founded, and engaged in the manufacturing of extrusions used for black-lit acrylic signs. Later it expanded its operations also to the manufacturing of ink, substrates and ink-jet printers. The Group operates in the U.S. in the form of a partnership, in Japan through a subsidiary of the Partnership, and in Brazil through a company held by the partners. The Group’s operations in Belgium are conducted in a form of a branch of the Partnership, while the operations in China and Dubai are conducted in a form of representative offices.

Scitex (Pre-Print)	Scitex’s digital preprint and print-on-demand business consists primarily of Iris Graphics, Inc., and Scitex’s Input Systems, Output Systems, and Print-on-Demand Systems divisions, as well as Scitex’s various worldwide digital preprint distribution units. The digital preprint products, which include digital camera backs, professional-quality scanners, film imagesetters, platesetters and proofers, are used for generating and producing high-resolution, color, printed media such as marketing and advertising material, magazines, newspapers, catalogs, inserts, packaging and annual reports. The print-on-demand systems division produces digital color servers for driving and managing short-run variable-data color printers.

Tektronix (Color Printing and Imaging)	The Color Printing and Imaging Division manufactures and markets the Phaser line of color laser and solid ink printers, which offers a variety of configurations designed to meet customer needs ranging from general office use to graphic design. The Division had nearly $725 million in Revenues in 1999, and includes manufacturing facilities and an established distribution network. The Division employs approximately 2,400 people worldwide and is headquartered in Wilsonville, Oregon, a suburb of Portland.

Idanit Technologies	Idanit Technologies Ltd. is a leading innovator of wide format digital printing systems. The Israel-based Idanit is expected to be a major supplier of wide-format inkjet printing systems for short and medium print runs of point-of-purchase displays, banners, fleet markings and outdoor advertising. Idanit’s products are sold primarily to silk screen printers and digital service bureaus worldwide. In 1997, its first year of commercial operations, Idanit recorded more than $13 million in revenues.

PROJECT JUNGLE

Tiger – Precedent Transaction Target Descriptions (Cont.)

Company	Description

Linotype-Hell AG	Linotype-Hell AG develops, manufactures and markets stand-alone products and systems for the prepress industry. The Company competes in a number of segments of this industry including film imaging, with its Herkules Imagesetter; scanning, with its line of high-quality drum scanners; and computer-to-plate (CTP), with its Gutenberg commercial CTP systems. The Company lost $21.4 million in the first six months of 1996.

Rockwell International (Graphic Systems)	The Graphic Systems Division is the world’s leading supplier of newspaper printing press systems and a major supplier of commercial web presses. The Company’s commercial presses are used to produce advertising inserts, catalogs, magazines and books. The Company has operations in Westmont, IL; Cedar Rapids, IA; Reading, PA; Preston, England; Nantes, France; Sayama, Japan; and a joint venture in Shanghai, China.

Scitex	Scitex Corporation Ltd. designs, develops, manufactures, markets and supports digital graphics communications products. The operations of the Company comprise three principal businesses: the Graphic Arts Group, the Digital Printing Division and the Digital Video Division. The Company’s products for graphic arts are used mostly for color electronic prepress applications. These include automatic generation and production of high-resolution, color, printed media such as magazines, newspapers, catalog, inserts, annual reports and advertising. The Company has also recently launched a short-run, digital, color printing system to add to its roster of graphic arts products. Products of the Company’s digital printing division are based on inkjet technology and produce hardcopy output directly from digital data files generated entirely on a computer or originating from a computer, allowing the digital printing process to integrate into the digital workflow. These inkjet printing systems are used for variable-data, high-speed printing in monochrome and spot color of personalized mass mailings, billings, and other applications. The Company’s digital video products are used for production and post-production of video for various applications.

Imaje SA	Imaje manufactures industrial continuous ink jet printers and specialized inks used for coding and marking products and consumables. It also produces laser and contact marking printers. Imaje reported 1994 Revenues of FF795 million ($158 million), after reduction for employee profit-sharing. Imaje employs about 900 people, of whom 45% work in France with the balance employed at subsidiaries throughout the world.

PROJECT JUNGLE

Eagle – Comparable Company Analysis

  Summarized below are the current trading multiples of six selected publicly held companies that Gleacher & Co. deemed relevant (the “Eagle Comparable Companies”).

	Aggregate Value / LTM						Equity Value / LTM			P/E Multiples

	Revenues		EBITDA		EBIT		Net Income		Book Value		2001E		2002E

Eagle Comparable
Companies:
High	2.27	x	20.0	x	22.0	x	28.7	x	12.0	x	34.1	x	32.2	x
Low	1.17		7.5		11.4		20.0		2.0		18.0		16.0
Mean	1.67		13.6		16.7		22.9		5.7		25.3		22.8
Median	1.67		12.5		16.1		21.4		4.9		22.2		21.0

Eagle (As-is)	0.83	x	11.0	x	18.4	x	17.5	x	2.7	x	22.3	x	16.4	x
Eagle (Pro Forma)	0.66		8.6		14.8		NA		2.2		NA		NA

PROJECT JUNGLE

Eagle – Comparable Company Analysis (1)
($ in Millions)

	(Disc.) / Prem. To LTM		Market Value		Aggregate Value / LTM						Equity Value / LTM			P/E Multiples

Company	High	Low	Equity	Aggregate	Revenues		EBITDA		EBIT		Net Income		Book Value		2001E		2002E		LTM EBITDA Margin	Long-Term Growth Rate

Canon	(29.5%)	11.6%	$27,590	$27,860	1.17	x	7.5	x	11.4	x	20.3	x	2.4	x	18.0	x	18.1	x	15.5%	11.1%
Dell	(47.0%)	37.3%	59,629	55,989	1.72		20.0		22.0		28.7		12.0		33.5		28.7		8.6%	20.1%
IBM	(24.8%)	26.8%	180,178	203,951	2.27		11.6		16.1		21.4		8.0		22.2		19.5		19.6%	13.1%
Lexmark	(33.2%)	64.3%	6,343	6,531	1.63		11.4		14.1		20.0		6.3		18.6		16.0		14.2%	14.5%
Sun Microsystems	(83.0%)	5.3%	36,076	36,669	2.01		13.4		19.9		24.0		3.4		34.1		32.2		15.0%	20.2%
Xerox	(49.5%)	149.3%	6,704	22,168	1.25		17.6		NM		NM		2.0		NM		22.6		7.1%	11.2%

			High		2.27	x	20.0	x	22.0	x	28.7	x	12.0	x	34.1	x	32.2	x	19.6%	20.2%
			Low		1.17		7.5		11.4		20.0		2.0		18.0		16.0		7.1%	11.1%
			Mean		1.67		13.6		16.7		22.9		5.7		25.3		22.8		13.4%	15.0%
			Median		1.67		12.5		16.1		21.4		4.9		22.2		21.0		14.6%	13.8%

Eagle (As-is)			$36,905	$39,188	0.83	x	11.0	x	18.4	x	17.5	x	2.7	x	22.3	x	16.4	x	7.6%	12.7%
Eagle (Pro Forma)			57,316	57,854	0.66		8.6		14.8		NA		2.2		NA		NA		NA	NA

(1) All figures adjusted for unusual and non-recurring items. Pricing information as of 09/04/01. Projected operating figures calendarized for comparability.

PROJECT JUNGLE

Eagle – Comparable Company Descriptions

Company	Description

Canon	The Company’s principal operations are carried out through the following divisions: Office Machines (copying machines, laser beam and bubble jet printers, image scanners and personal copying machines); Cameras (single-lens reflex cameras, compact cameras, digital cameras, video camcorders, LCD projectors and lenses); and Optical Equipment (semiconductor production equipment medical equipment, broadcasting equipment, and consumables). Office Machines accounted for 79% of fiscal 2000 revenues; Cameras, 12%; and Optical Equipment, 9%.

Dell	Dell is a direct computer systems company. The Company offers its customers a full range of computer systems, including desktop computer systems, notebook computers, workstations, network servers and storage products, as well as an extended selection of peripheral hardware, computing software and related services. Additionally, the Company offers an array of services to support its customers’ online initiatives. The Company’s direct model offers in-person relationships with corporate and institutional customers, as well as telephone and Internet purchasing, build-to-order computer systems, telephone and online technical support and onsite product service. The Company sells its products and services to large corporate, government, healthcare and education customers, small to medium-sized businesses and individuals.

IBM	IBM uses advanced information technology to provide customer solutions. The Company operates using several segments that create value by offering a variety of solutions, including, either singularly or in some combination, technologies, systems, products, services, software and financing. Organizationally, the Company’s three hardware product segments are comprised of Technology, Personal Systems and Enterprise Systems. IBM’s other major operations consist of a Global Services segment, a Software segment, a Global Financing segment and an Enterprise Investments segment.

Lexmark	Lexmark is a developer, manufacturer and supplier of printing solutions, including laser and inkjet printers, and associated supplies and services for office and home. Lexmark develops and owns most of the technology for its laser and color inkjet printers and associated supplies, and that differentiates the Company from a number of its major competitors, which purchase laser engines and cartridges from a third party. Lexmark also sells dot matrix printers for printing single and multi-part forms by business users. In addition, Lexmark develops, manufactures and markets a broad line of other office imaging products, which include supplies for select IBM branded printers, aftermarket supplies for original equipment manufacturer products, and typewriters and typewriter supplies that are sold under the IBM trademark.

PROJECT JUNGLE

Eagle – Comparable Company Descriptions (Cont.)

Company	Description

Sun Microsystems	Sun Microsystems is a worldwide provider of products, services and support solutions for building and maintaining network-computing environments. The Company sells scalable computer systems, high-speed microprocessors and high performance software for operating network computing equipment and storage products. The Company also provides support, education and professional services. The Company’s products are used for many demanding commercial and technical applications in various industries including telecommunications, manufacturing, financial services, education, retail, government, energy and healthcare. Sun Microsystems’ lines of business include Computer Systems and Storage, Enterprise Services, Software Systems and Network Service Provider.

Xerox	Xerox is primarily engaged in the global document market selling equipment and providing document solutions including hardware, services and software that enhance productivity and knowledge sharing. The Company distributes its products in the western hemisphere through divisions and wholly owned subsidiaries. In Europe, Africa, the Middle East, India and parts of Asia, the Company distributes through Xerox Limited and related companies. The Company’s activities encompass developing, manufacturing, marketing, servicing and financing a complete range of document processing products, solutions and services designed to make organizations around the world more productive.

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary

Date	Firm	2001E EPS(1)	Price Target	Recommendation	Key Comments

08/29/01	SG Cowen	$ 0.82	$ 30.00	Buy	Despite the sharp recent downward discontinuity in revenue levels, it remains our view that risk-reward on Eagle shares, trading at near 52 week lows, is positive.

08/20/01	A.G. Edwards	0.83	NA	Maintain	We continue to recommend that investors look elsewhere at the current time.

08/20/01	Buckingham Research	0.84	33.00	Strong Buy	At a two-year low in stock price, we see the rating upgrade as a reflection of our judgement that the worst is now known and behind the company.

08/17/01	Credit Suisse First Boston	0.82	25.00	Hold	We do not believe Eagle is experiencing a fundamental turn around. We would use any measurable strength in Eagle shares to lighten positions.

08/17/01	Deutsche Banc	0.78	NA	Strong Buy	At 21x our FY2002 estimate, we continue to view Eagle shares as an attractive investment looking 12-18 months out. Accordingly we maintain our Strong Buy rating on the shares.

08/17/01	Goldman Sachs	0.81	NA	Market Performer	With no sustainable stimulus driving the stock, our rating remains Market Perform.

08/17/01	J.P. Morgan	0.65	NA	Market Performer	Although the stock closed yesterday at a 24% discount to our fair value calculation, risks to the revenue and margin outlook for the near term maintain our Market Performer rating.

08/17/01	Lehman Brothers	0.82	NA	Market Perform
  Though Eagle trades at a reasonable valuation of 1.0x CY2002 revenues and 20x CY2002 EPS, Eagle’s comments imply revenue growth of mid to high single digits in CQ3. We note, however, that this is more optimistic than others such as Dell and Compaq which are forecasting declines of 0 to 5%.

(1) Compare to IBES estimate of $0.81, as of 08/23/01.

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

		2001E	Price
Date	Firm	EPS(1)	Target	Recommendation	Key Comments

08/16/01	Bear Stearns	$ 0.81	NA	Neutral
  While the stock is at the low end of its historical range in terms of price/sales, at 27x our FY2002 estimate, the stock is selling above its historical P/E band of 10x-20x earnings, which leaves further risk to investors.

08/14/01	Morgan Stanley Dean Witter	0.73	NA	Neutral
  The stock is now trading at 34x 2001E EPS of $ 0.73 (145% relative to the S&P). This represents a significant premium to Lexmark (17.8x or 76% relative) whose razor and blade printer model helped to sustain revenues during the recent downturn. Eagle is also trading at a premium to IBM (23x or 98% relative), which has fared well over the past 6-12 months compared to its peer group.

08/09/01	ABN AMRO	0.70	NA	Hold	Our discounted cash flow model implies a fair value of $20-$23 from Eagle’s shares. We believe Eagle is fairly valued at its current multiple of 20x our calendar 2002 earnings estimate.

08/03/01	Salomon Smith Barney	0.80	NA	Buy
  Current valuations appear at very reasonable levels. On a relative P/E valuation (S&P 500), the shares have a relative multiple of 0.92, in the bottom third of its long-term range and below the 1998-2000 average of 1.08x.

07/27/01	J.P. Morgan	0.76	NA	Market Perform	The Company announced 6,000 job eliminations that are expected to save $ 500 million in costs annually. These additional job cuts may be a harbinger of tough times ahead.

07/27/01	Merrill Lynch	0.63	NA	Neutral	Our Tabula Rasa valuation gives us a $24 value for the stock, which is flat with its current price. We maintain our Neutral rating.

(1) Compare to IBES estimate of $0.81, as of 08/23/01.

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Date	Firm	2001E EPS(1)	Price Target	Recommendation	Key Comments

07/27/01	Sanford C. Bernstein	$0.85	NA	Market Perform
  By nearly any metric, the stock is trading at trough valuations and investor sentiment has become increasingly bearish. However, we feel that no catalyst exists, and that Eagle’s shares may be “dead money” until there is visible recovery in its non-Imaging business.

07/26/01	UBS Warburg	0.83	$37.50	Buy
  Unlike SUNW and EMC, we find Eagle’s current valuation closer to its long-term valuation trends, which should provide some support to the stock. And arguably the current stock valuation can be totally supported by the value of the Imaging and Printing Systems business alone. Our price target currently reflects roughly 45x EPS.

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm				Comments

SG Cowen (08/29/01)			•	Despite the sharp recent downward discontinuity in revenue levels, it remains our view that risk-reward on Eagle shares, trading at near 52 week lows, is positive.

Recommendation: Buy
			•	We continue to believe that Eagle’s crown jewel Imaging/Printing Systems business, which accounts for about 42% of revenues but essentially all of Eagles profits in FY2001 should be valued at something close to the current share price, i.e., in the low $20s. This assumes a price/sales valuation for IPS of about 2.0x, a very conservative 15% premium to Lexmark, considering Eagle’s dominant market share position. Depending on execution, we can see a $7-10 valuation for Eagle’s Computing Systems and IT Services businesses, valuing these businesses at respectively 0.6X and 1.5X revenues. We maintain a Buy rating with a $30 price target.
	2001E	2002E
EPS	$0.82	$1.00
P/E	29.3x	24.0x

Price Target:		$30

A.G. Edwards (08/20/01)	•	The 10% revenue decline in printers compares to an 11% growth at Lexmark and underscores that Eagle is losing share in this market. The weak growth was driven by a mix shift to the low-end and weaker unit growth. We are, however, encouraged that Eagle’s printer operating margin, after declining from 12.8% in FQ1 to 8.2% in FQ2, rebounded to 8.9% in FQ3. This is important as there is an increasing group of investors who think that most of the value of Eagle is in the printer segment.

Recommendation: Maintain
			•	We continue to recommend that investors look elsewhere at the current time. The Company is losing share to Dell in the PC space and to Lexmark in the printer space. In the Unix server market, the Company is losing ground to IBM and Sun should come on strong next year. However, Eagle does have a dominant printer franchise and valuable intellectual property that prove more valuable as the slowdown runs its course. The 6,000 headcount reduction promises to save $500 million per year, and the Company is cutting expenses quite aggressively. Still, we retain our Maintain rating for now.
	2001E	2002E
EPS	$0.83	$0.94
P/E	29.1x	25.7x

Price Target:		NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

Buckingham Research (08/20/01)
  We are returning our rating on the shares of Eagle to Strong Buy from Accumulate. Our stock price target for Eagle of $33 per share is based on a fiscal 2003 EPS estimate of $1.70. After a better than expected July quarter, we are raising our EPS estimate for the October 2001 fiscal year. At a two-year low in stock price, we see the rating upgrade as a reflection of our judgement that the worst is now known and behind the company.

  We retain our focus on Eagle’s strong brand name in both the consumer and corporate sectors, future development potential of its non-hardware businesses, and a restructuring of the enterprise. Cash flow remains solid at Eagle and we urge value investors to track the Company’s strong ability to generate funds. Based on depressed 2002 EPS estimates, the stock is selling at 21x, a multiple relative to the S&P Industrials of 1.0x.

Recommendation: Strong Buy

	2001E	2002E
EPS	$0.84	$1.15
P/E	28.6x	20.9x

Price Target: $33

Credit Suisse First Boston (08/17/01)

  Eagle reported Q3 operating EPS of $0.11 versus $0.05 street expectations. Eagle earned $0.49 in Q3 last year. Reduced expenses contributed to the better earnings but revenues declined 14%. Lower expenses allow us to raise our full year earnings to $0.82 from $0.72. We have left unchanged our $1.20 estimate for fiscal 2002.

  We expect Eagle’s stock to trade up today based on a knee jerk reaction to higher earnings. We do not believe Eagle is experiencing a fundamental turn around. Revenues are expected to decline 19% in the current quarter and the company believes an industry recovery is not in the cards this year. We would use any measurable strength in Eagle shares to lighten positions.

Recommendation: Hold

	2001E	2002E
EPS	$0.82	$1.20
P/E	29.4x	20.1x

Price Target: $25

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

Deutsche Banc (08/17/01)
  Eagle’s fiscal third quarter results were somewhat above our revised expectations, albeit still weak overall. Clearly, the Company is being impacted both by the economic slowdown in the United States, and by the falloff of demand in Europe. Although the Company has shown pockets of strength, its overall business model remains under pressure.

  In our opinion, Eagle’s franchise position in printers remains intact, and we are confident that new opportunities in both the laser and inkjet markets will provide growth opportunities as the economy improves.

  At 21x our FY2002 estimate, we continue to view Eagle shares as an attractive investment looking 12-18 months out. We also believe Eagle has earnings power to recover to the $1.50-$2.00 per share range in FY2003. Accordingly we maintain our Strong Buy rating on the shares.

Recommendation: Strong Buy

	2001E	2002E
EPS	$0.78	$1.51
P/E	30.9x	21.0x

Price Target: NA

Goldman Sachs (08/17/01)

  We are lowering our estimates on HWP despite Q3 exceeding preannounced results. While significant cost actions will enable HP to grow EPS faster than revenue, growth and profitability are deteriorating in each of HP’s three key businesses, including the critical consumables portion of the printing business.

  With no sustainable stimulus driving the stock, our rating remains Market Perform.

Recommendation: Market Perform

	2001E	2002E
EPS	$0.81	$0.90
P/E	29.80x	26.80x

Price Target: NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

J.P. Morgan (08/17/01)
  In our view, despite the back-to-school season and upbeat news regarding market share gains in notebooks and low-end printers, big wins in storage, and good growth in services and high-end UNIX, we believe competitive pricing pressures will hold margins under duress and are compelled to reduce our 4Q and fiscal 2002 estimates.

  Although the stock closed yesterday at a 24% discount to our fair value calculation, risks to the revenue and margin outlook for the near term maintain our Market Performer rating. We do not expect the stock to significantly trade up or down, as there is no new news here since the pre-announcement, and near term catalysts remain in absentia as Eagle stays the course, focusing on what it can still control.

Recommendation: Market Performer

	2001E	2002E
EPS	$0.65	NA
P/E	37.1x	NA

Price Target:NA

Lehman Brothers (08/17/01)

  We are assuming coverage with a Market Perform rating due to our continuing concerns on the macro IT spending environment and therefore earnings.

  Though Eagle trades at a reasonable valuation of 1.0x CY2002 revenues and 20x CY2002 EPS, Eagle’s comments imply revenue growth of mid to high single digits in CQ3. We note, however, that this is more optimistic than others such as Dell and Compaq which are forecasting declines of 0 to 5%.

Recommendation: Market Perform

	2001E	2002E
EPS	$0.82	$1.05
P/E	29.4x	23.0x

Price Target: NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

Bear Stearns (08/16/01)
  While Eagle’s 3Q01 EPS at $0.11 vs. $0.49 was better than the expectation (from its pre-announcement on July 26) of $0.04-$0.05, it’s important to keep in mind that Eagle started out the quarter with a range of $0.20-$0.26 – which was already a reduced level.

  From a larger perspective, the challenge for Eagle in our view is dealing with “underinvestment” in technology in the mid-90s by prior management (i.e., it underinvested in Unix, RISC, storage and other critical areas).

  We are maintaining our Neutral rating on the stock. While the stock is at the low end of its historical range in terms of price/sales, at 27x our FY2002 estimate, the stock is selling above its historical P/E band of 10x-20x earnings, which leaves further risk to investors.

Recommendation: Neutral

	2001E	2002E
EPS	$0.81	$0.90
P/E	29.8x	26.8x

Price Target: NA

Morgan Stanley Dean Witter (08/14/01)
  Our top concerns remain the global economy and its impact on end-user demand and foreign exchange rates as well as the progress of Eagle’s company-wide restructuring plan.

  The stock is now trading at 34x 2001E EPS of $0.73 (145% relative to the S&P). This represents a significant premium to Lexmark (17.8x or 76% relative) whose razor and blade printer model helped to sustain revenues during the recent downturn. Eagle is also trading at a premium to IBM (23x or 98% relative), which has fared well over the past 6-12 months compared to its peer group. Eagle is trading at a discount to Sun (92.5x (C2001E EPS) or 395% relative), which recently announced weak 2Q results and holds a strong focused market position in servers.

Recommendation: Neutral

	2001E	2002E
EPS	$0.73	$1.00
P/E	34.1x	24.8x

Price Target: NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

ABN AMRO (08/09/01)
  Eagle’s stock is currently trading at the high end of its historical multiple range (15-20 times forward second fiscal year earnings), excluding the years of the Internet bubble. It is important to recognize that this is a “blue chip” stock that could become more interesting to investors with an improvement in fundamentals.

  Our discounted cash flow model implies a fair value of $20-$23 from Eagle’s shares.

  We believe Eagle is fairly valued at its current multiple of 20x our calendar 2002 earnings estimate. We do not expect the company’s shares to out perform the broader market, and we are initiating coverage with a Hold rating.

Recommendation: Hold

	2001E	2002E
EPS	$0.70	$1.14
P/E	35.4x	21.7x

Price Target: NA

Salomon Smith Barney (08/03/01)

  Current valuations appear at very reasonable levels. On a relative price-to-Revenues basis (S&P 500), Eagle currently trades at 0.68x, at the bottom of its prior 14-year range. On a relative P/E valuation (S&P 500), the shares have a relative multiple of 0.92, in the bottom third of its long-term range and below the 1998-2000 average of 1.08x.

  The shares are not without risks. We believe there are two key issues. First, we view Eagle’s internal reinvention as showing progress, but with significant changes still required. Second, Eagle’s consumer markets do not appear to be seeing the initial signs of stabilization that are appearing in the US enterprise market. While we believe the favorable impact of the Fed’s interest rate cuts will be felt in the fourth quarter, this recovery could come later than we expect.

  We raised our rating on Eagle to Buy from Neutral on 07/20/01, at a price of $26.29. We believe Eagle is a solid, long-term, turnaround story. In our view, an abatement in end-demand deterioration, plus improved company-specific variables and a compelling valuation create a strong investment case.

Recommendation: Buy

	2001E	2002E
EPS	$0.80	$1.39
P/E	32.4x	18.6x

Price Target:NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

J.P. Morgan (07/27/01)
  Eagle pre-announced its 3Q01 owing to an expected revenue decline of 14-16%. The Company spotlighted a consumer business that is caving into pricing pressures and weak volume levels, and expects that business to post a 24% decline. In contrast, Eagle’s outsourcing, consulting and support services are expected to grow 20%, 9% and 4%, respectively. However, services does not constitute a large enough portion of total Revenues to protect margins.

  Our concerns over the commodity orientation of Eagle’s business is borne out by recent 2Q PC market data from IDC and Gartner Dataquest, which detail the carnage of a competitive price war and softening demand. More importantly, softer consumer spending also impacts inkjet supplies, which despite good margins are not enough to prop up earnings.

  The Company announced 6,000 job eliminations that are expected to save $500 million in costs annually. The cuts (which will hit the books in 4Q) are in addition to earlier marketing and management reductions. These additional job cuts may be a harbinger of tough times ahead.

Recommendation: Market Perform

	2001E	2002E
EPS	$0.76	$1.43
P/E	31.6x	16.8x

Price Target: NA

Merrill Lynch (07/27/01)

  Eagle today preannounced for the second time this quarter. The Company blamed weak Revenues on a worsening global economy and indicated that revenue will be down 14-16% year-over-year with gross margin coming in around 25%.

  Our Tabula Rasa valuation gives us a $24 value for the stock, which is flat with its current price. We maintain our Neutral rating.

Recommendation: Neutral

	2001E	2002E
EPS	$0.63	$1.01
P/E	38.1x	23.8x

Price Target: NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

Sanford C. Bernstein (07/27/01)
  Despite a $1 - $1.5 billion expected revenue shortfall in the upcoming Q3, Eagle’s stock was down only about 6% yesterday, reflecting (i) investors’ generally low expectations (the Company has revised estimates multiple times this year); and (ii) a belief (that we firmly subscribe to) that the Company’s current stock price reflects close to the value of its Imaging business alone, which we believe has core earnings power of about $1.10 per share.

  We continue to believe that the core earnings power of Eagle’s printer business is about $1.10, and can sustainably grow at 10%, suggesting that it is worth at least $20 per share. Moreover, we believe that Eagle’s $6 billion services business (excluding Finance) is worth $3 – $5 per share. Accordingly, the remainder of Eagle – its $15 billion (FY2001 revenues) server, storage, software and corporate PC/notebooks businesses are being valued by investors at essentially nothing.

  Eagle is increasingly emerging as a classic value story. By nearly any metric, the stock is trading at trough valuations and investor sentiment has become increasingly bearish. We have liked Eagle’s valuation for some time and continue to believe that investors with a longer-term investment horizon could be well served by adding at current levels. We have maintained our market-perform rating on the stock, however, because we feel that no catalyst exists, and that Eagle’s shares may be “dead money” until there is visible recovery in its non-Imaging businesses.

Recommendation: Market Perform

	2001E	2002E
EPS	$0.85	$1.26
P/E	28.2x	19.0x

Price Target: NA

PROJECT JUNGLE

Eagle – Pre-Acquisition Research Analyst Commentary (Cont.)

Firm			Comments

UBS Warburg (07/26/01)
  We cut Eagle numbers on July, citing weakness in Europe, negative impact from F/X, intensifying PC pricing pressure, and weak Revenues of printers out of the channel. This morning, Eagle announced third quarter revenues will be approximately $823 million lower than our reduced estimate.

  Consumer PCs and inkjet printers had been Eagle’s main growth drivers form much of their last fiscal year – they are no longer given the economic climate.

  We should highlight we are not finding evidence of share loss by Eagle in PCs and printers – rather pressure on overall market volumes given the global economic climate.

  Unlike SUNW and EMC, we find Eagle’s current valuation closer to its long-term valuation trends, which should provide some support to the stock. Eagle currently trades at a price-to-Revenues ratio of 1.1x (compared to a historical 1.3x level). And arguably the current stock valuation can be totally supported by the value of the Imaging and Printing Systems business alone. Maintain our Buy rating. Our price target currently reflects roughly 45x EPS.

Recommendation: Buy

	2001E	2002E
EPS	$0.83	$0.83
P/E	30.9x	30.9x

Price Target: $37.50

PROJECT JUNGLE

Eagle – Summary of Recent Events

Date	Events

09/04/01	Eagle and Cougar announced a definitive merger agreement under which Eagle is to acquire Cougar in a deal valued at approximately $25 billion.
08/16/01	Eagle announced that third-quarter profits fell 89 percent to 6 cents a share, beating lowered Wall Street estimates of 4 cents a share.
07/26/01	Eagle announced lower revenue forecasts and the elimination of 6,000 jobs, more than 6 percent of its workforce.
07/25/01	Eagle announced that it is acquiring StorageApps in a stock-for-stock deal valued at $350 million.
07/16/01	Eagle announced that it is buying Comdisco’s technology services business (Availability Solutions) for $610 million.
06/28/01
  Eagle announced that it is asking its 45,000 U.S. employees to take pay cuts or use additional vacation days in an effort to trim costs. International employees were also asked to make sacrifices as part of the same effort.

06/22/01	Moody’s cut Eagle’s rating for its senior unsecured debt to Aa3, from Aa2 and announced that its outlook for Eagle was “negative”.
06/18/01	Standard and Poor’s revised Eagle’s outlook from “stable” to “negative”.
06/07/01	Eagle announced its entry into the commercial printing market with the Eagle Digital Press 6600, the first product to come out of Eagle’s partnership with Tiger.
06/06/01	Eagle announced that slowdown in demand has spread to Asia and Latin America, making the company uncertain about its outlook for the current quarter.
06/05/01	Researchers announced that Eagle surpassed Compaq to become the worldwide leader in sales of home PCs.
06/04/01	Eagle announced that it will pay Pitney Bowes $400 million to settle a lawsuit over print technology patents.
04/18/01	Eagle lowered its earnings forecasts and announced the elimination of up to 3,000 management jobs.
03/21/01	Eagle announced that revenue growth slowed to 2 percent in the first quarter and probably will not improve for the rest of the year.

PROJECT JUNGLE

Form of Gleacher & Co. Opinion Letter

[TO BE PROVIDED SEPARATELY]